As filed with the Securities and Exchange Commission on January 6, 2022

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE TO

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TENDER OFFER STATEMENT (Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934)

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BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Name of Issuer)

BNY Mellon Alcentra Global Multi-Strategy Credit Fund, Inc.

(Names of Filing Person(s) (Issuer))

Shares of Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

26189T 104
(CUSIP Number of Class of Securities)

James Bitetto
BNY Mellon Investment Adviser, Inc.
240 Greenwich Street
New York, New York 10286
(212) 922-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person(s))

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Copy to:
David Stephens, Esq. Nicole M. Runyan, Esq. Proskauer Rose LLP Eleven Times Square New York, New York 10036

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CALCULATION OF FILING FEE
Transaction Value	Amount of Filing Fee
Not applicable(a)	None(a)
(a)	This filing relates solely to preliminary communications made before the commencement of a tender offer.

☐Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	Not applicable	Filing Party:	Not applicable
Form or Registration No.:	Not applicable	Date Filed:	Not applicable

☒Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐Check the appropriate boxes to designate any transactions to which this statement relates:

☐third party tender offer subject to Rule 14d-1

☒issuer tender offer subject to Rule 13e-4

☐going-private transaction subject to Rule 13e-3

☐amendment to Schedule 13D under Rule 13d-2

☐Check the following box if the filing is a final amendment reporting the results of the tender offer.